                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                     CONSOLIDATED FINANCIAL RESULTS FOR THE
                      THIRD QUARTER ENDED DECEMBER 31, 2002



                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of  December 31, 2002
                  -----------------


Commission File Number
                       ------------------


                               MITSUI & CO., LTD.
                               ------------------
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F  X   Form 40-F
                                  ---            ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: February 6, 2003

                                           MITSUI & CO., LTD.


                                   By:  /s/ Tasuku Kondo
                                       --------------------------------
                                       Name:  Tasuku Kondo
                                       Title: Executive Director
                                              Senior Executive Managing Officer
                                              Chief Financial Officer

  CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2002
   (Accounting Principles Generally Accepted in the United States of America
                                  (Unaudited)

Mitsui & Co., Ltd. and Subsidiaries
(Web Site: http://www.mitsui.co.ip)

President and Chief Executive Officer, Shoei Utsuda

Investor Relations Contacts:
Yuji Takagi, General Manager, Corporate Communications Division
TEL (03)3285-7533

Financial Highlights for the Third Quarter Ended December 31, 2002 (from April 1, 2002 to December 31, 2002)


                                                                                                                      (Reference)
                                                                                                 (millions)            (millions
                                                                                                  of yen)               of yen)
-----------------------------------------------------------------------------------------------------------      -------------------
                                                                                                                  Forecast for the
                                     Third-month         Nine-month         Nine-month                           fiscal year ending
                                        period             period             period                               March 31, 2003
                                        ended              ended              ended                                (based on the
                                     December 31,       December 31,       December 31,          Increase/       previous release on
                                         2002               2002               2001              (Decrease)       November 13, 2002)
-----------------------------------------------------------------------------------------------------------      -------------------

Total Trading Transactions               3,373,345          9,613,766          9,396,575            217,191           13,000,000
-----------------------------------------------------------------------------------------------------------      -------------------
Revenue-Gross Trading Profit               142,080            416,678            405,787             10,891

Income from Continuing
Operations before Income Taxes,
Minority Interests and Equity in
Earnings                                     6,149             36,824             55,458            (18,634)

Net Income                                  12,001             36,790             38,603             (1,813)              65,000
-----------------------------------------------------------------------------------------------------------      -------------------


---------------------------------------------------------------------------------------------
                                     December 31,          March 31,          Increase/
                                         2002                 2002            (Decrease)
---------------------------------------------------------------------------------------------

Total Assets                             6,457,968          6,668,366           (210,398)

Shareholders' Equity                       864,578            914,970            (50,392)

Shareholders' Equity Ratio                    13.4%              13.7%            (0.3pt)

Net Interest-bearing Debt
 (after deduction of cash
  and cash equivalents)                  2,610,800          2,696,035            (85,235)

Debt to Equity Ratio (net)                    3.02               2.95              0.07pt

Current Ratio                                130.3%             126.7%              3.6pt
---------------------------------------------------------------------------------------------

Notes:

1. Effective April 1, 2002, Mitsui & Co., Ltd. and subsidiaries (the "companies") adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The above-mentioned figures for the nine-month period ended December 31, 2001 have been reclassified to conform to the current period presentation of the statement of consolidated income.

2. Total Trading Transactions represent gross transaction volume for Revenue-Gross Trading Profit reported in the Statements of Consolidated Income, and is a financial measure commonly used by similar Japanese trading companies and disclosed on the basis of prevailing accounting practice in Japan.

A CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. ("Mitsui")'s views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders for the views of Mitsui's management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) change in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui's ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

                       STATEMENTS OF CONSOLIDATED INCOME
                                  (Unaudited)


(Millions of Yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                      NINE-MONTH PERIOD ENDED                                   COMPARISON WITH
                                                         DECEMBER 31, 2002                                      PREVIOUS PERIOD
                                             -----------------------------------------     NINE-MONTH       ------------------------
                                                SIX-MONTH     THREE-MONTH                 PERIOD ENDED
                                              PERIOD ENDED    PERIOD ENDED                DECEMBER 31,        Increase/   Proportion
                                              SEPTEMBER 30,   DECEMBER 31,                    2001            (Decrease)     (%)
                                                  2002            2002
------------------------------------------------------------------------------------------------------------------------------------
TOTAL TRADING TRANSACTIONS                    6,240,421       3,373,345      9,613,766      9,396,575          217,191         2.3
------------------------------------------------------------------------------------------------------------------------------------
REVENUE -- GROSS TRADING PROFIT                 274,598         142,080        416,678        405,787           10,891         2.7

  (Revenue -- Gross Trading Profit Ratio) (%)     (4.40)          (4.21)         (4.33)         (4.32)
------------------------------------------------------------------------------------------------------------------------------------
EXPENSES AND OTHER:

  Selling, general and administrative           221,107         109,252        330,359        331,750           (1,391)

  Provision for doubtful receivables              6,263           4,589         10,852          9,830            1,022

  Interest expense, net of interest income        3,338           1,048          4,386         11,213           (6,827)

  Dividend income                               (10,161)         (2,125)       (12,286)       (14,366)           2,080

  Gain on sales of securities -- net             (8,816)         (5,182)       (13,998)       (25,703)          11,705

  Loss on the write-down of securities           10,930          20,559         31,489         40,204           (8,715)

  Loss on disposal or sale of property and
    equipment -- net                                984             243          1,227          1,775             (548)

  Impairment loss of long-lived assets           16,480           4,116         20,596            264           20,332

  Other expense -- net                            3,798           3,431          7,229         (4,638)          11,867
------------------------------------------------------------------------------------------------------------------------------------
                Total                           243,923         135,931        379,854        350,329           29,525
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES, MINORITY INTERESTS AND EQUITY
  IN EARNINGS                                    30,675           6,149         36,824         55,458          (18,634)      (33.6)
------------------------------------------------------------------------------------------------------------------------------------
INCOME TAXES                                     13,981           3,886         17,867         29,530          (11,663)
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS BEFORE
  MINORITY INTERESTS AND EQUITY IN EARNINGS      16,694           2,263         18,957         25,928           (6,971)      (26.9)

MINORITY INTERESTS IN EARNINGS OF SUBSIDIARIES   (2,250)           (982)        (3,232)          (169)          (3,063)

EQUITY IN EARNINGS OF ASSOCIATED COMPANIES --
  NET (AFTER INCOME TAX EFFECT)                  11,193           9,176         20,369         14,105            6,264
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                25,637          10,457         36,094         39,864           (3,770)       (9.5)
------------------------------------------------------------------------------------------------------------------------------------
LOSS FROM DISCONTINUED OPERATIONS -- NET
  (AFTER INCOME TAX EFFECT)                        (848)          1,544            696         (1,261)           1,957
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                       24,789          12,001         36,790         38,603           (1,813)       (4.7)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF CHARGES IN EQUITY FROM NONOWNER
  SOURCES (COMPREHENSIVE INCOME (LOSS)):

Net income                                       24,789          12,001         36,790         38,603           (1,813)
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)
  (after income tax effect):

      Unrealized holding losses on
        available-for-sale securities           (17,951)        (18,149)       (36,100)       (42,697)           6,597
------------------------------------------------------------------------------------------------------------------------------------
      Foreign currency translation and
        other adjustments                       (35,535)         (1,819)       (37,354)        12,644          (49,998)
------------------------------------------------------------------------------------------------------------------------------------
Charges in equity from nonowner sources         (28,697)         (7,967)       (36,664)         8,550          (45,214)          --
------------------------------------------------------------------------------------------------------------------------------------

NOTES: Effective April 1, 2002, the companies adopted SFAS No. 144. The above-mentioned figures for the six-month period ended September 30, 2002 and nine-month period ended December 31, 2001 have been reclassified to conform to the current period presentation of the Statements of Consolidated Income.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)


(millions of yen)
                                                              December 31,     March 31,      Increase/
                                                                  2002            2002        (Decrease)
                                                              ------------     ----------     ----------
ASSETS
CURRENT ASSETS:
  Cash and marketable securities                                  745,863         788,862        (42,999)
  Trade receivables, less allowance for doubtful receivables    2,242,182       2,224,661         17,521
  Inventories                                                     473,281         485,147        (11,866)
  Other current assets                                            389,981         285,087        104,894
                                                              -----------      ----------     ----------
      Total current assets                                      3,851,307       3,783,757         67,550
                                                              -----------      ----------     ----------
Investments and Non-current Receivables:
  Investments in and advances to associated companies and
    other investments                                           1,167,695       1,264,780        (97,085)
  Non-current trade receivables, less allowance for
    doubtful receivables, and property leased to others           639,325         843,306       (203,981)
                                                              -----------      ----------     ----------
    Total investments and other non-current receivables         1,807,020       2,108,086       (301,066)
                                                              -----------      ----------     ----------
PROPERTY AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION             607,846         615,125         (7,279)
                                                              -----------      ----------     ----------
OTHER ASSETS                                                      191,795         161,398         30,397
                                                              -----------      ----------     ----------
      TOTAL                                                     6,457,968       6,668,366       (210,398)
                                                              ===========      ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term borrowings and current maturities of
    long-term debt                                                991,669       1,022,200        (30,531)
  Trade payables                                                1,634,425       1,655,567        (21,142)
  Other current liabilities                                       330,625         308,909         21,716
                                                              -----------      ----------     ----------
      Total current liabilities                                 2,956,719       2,986,676        (29,957)
                                                              -----------      ----------     ----------
LONG-TERM DEBT, LESS CURRENT MATURITIES                         2,507,339       2,619,867       (112,528)
                                                              -----------      ----------     ----------
OTHER LIABILITIES                                                 129,332         146,853        (17,521)
                                                              -----------      ----------     ----------
SHAREHOLDERS' EQUITY:
  Common stock                                                    192,487         192,487             --
  Capital surplus                                                 287,756         287,756             --
  Retained earnings:
    Appropriated for legal reserve                                 36,226          35,873            353
    Unappropriated                                                499,846         476,074         23,772
  Accumulated other comprehensive income (loss):
    Unrealized holding gains and losses on available-
      for-sale securities                                           8,146          44,246        (36,100)
    Foreign currency translation and other adjustments           (158,518)       (121,164)       (37,354)
                                                              -----------      ----------     ----------
  Total accumulated other comprehensive loss                     (150,372)        (76,918)       (73,454)
                                                              -----------      ----------     ----------
  Treasury stock, at cost                                          (1,365)           (302)        (1,063)
                                                              -----------      ----------     ----------
      Total shareholders' equity                                  864,578         914,970        (50,392)
                                                              -----------      ----------     ----------
      TOTAL                                                     6,457,968       6,668,366       (210,398)
                                                              ===========      ==========     ==========

                         OPERATING SEGMENT INFORMATION
                                  (UNAUDITED)

Three-month period ended December 31, 2002 (from October 1, 2002 to December 31,
2002)

                                     METAL        MACHINERY                           CONSUMER     DOMESTIC
                                    PRODUCTS    ELECTRONICS &                         PRODUCTS     BRANCHES
                                   & MINERALS    INFORMATION    CHEMICAL   ENERGY    & SERVICES   AND OFFICES   AMERICAS
                                   ----------   -------------   --------   -------   ----------   -----------   --------
                                                                     (Millions of Yen)
Total Trading Transactions:
 External customers                 395,416         506,953     283,084    867,646    540,536       373,657     192,618
 Intersegment                        57,277          31,930      82,007     20,273     29,345        60,269     127,190
                                    -------       ---------     -------    -------    -------       -------     -------
      Total                         452,693         538,883     365,091    887,919    569,881       433,926     319,808
                                    =======       =========     =======    =======    =======       =======     =======
Revenue -- Gross Trading Profit      18,346          25,865      14,982     15,649     30,875         9,372      10,942
                                    -------       ---------     -------    -------    -------       -------     -------
Operating Income (Loss)               8,103           1,791       3,485      9,023      8,357         1,523       1,625
                                    -------       ---------     -------    -------    -------       -------     -------
Net Income (Loss)                     4,817           5,363      (1,478)     6,946      2,637           (95)      1,002
                                    -------       ---------     -------    -------    -------       -------     -------
Total Assets at December 31, 2002   902,294       1,256,601     489,187    474,894    866,973       540,583     408,641
                                    =======       =========     =======    =======    =======       =======     =======

                                                OTHER
                                               OVERSEAS   CORPORATE AND   CONSOLIDATED
                                    EUROPE      AREAS     ELIMINATIONS       TOTAL
                                   ---------   --------   -------------   ------------
                                                   (Millions of Yen)
Total Trading Transactions:
 External customers                   79,537    117,878        16,020      3,373,345
 Intersegment                         47,625    166,401      (622,317)            --
                                   ---------   --------     ---------      ---------
      Total                          127,162    284,279      (606,297)     3,373,345
                                   =========   ========     =========      =========
Revenue -- Gross Trading Profit        4,833      5,108         6,108        142,080
                                   ---------   --------     ---------      ---------
Operating Income (Loss)                  386       (974)       (5,080)        28,239
                                   ---------   --------     ---------      ---------
Net Income (Loss)                        205      1,346        (8,742)        12,001
                                   ---------   --------     ---------      ---------
Total Assets at December 31, 2002    219,164    195,141     1,104,490      6,457,968
                                   =========   ========     =========      =========

Nine-month period ended December 31, 2002 (from April 1, 2002 to December 31,
2002)

                                     METAL        MACHINERY                              CONSUMER     DOMESTIC
                                    PRODUCTS    ELECTRONICS &                            PRODUCTS     BRANCHES
                                   & MINERALS    INFORMATION    CHEMICAL     ENERGY     & SERVICES   AND OFFICES   AMERICAS
                                   ----------   -------------   ---------   ---------   ----------   -----------   --------
                                                                       (Millions of Yen)
Total Trading Transactions:
 External customers                1,201,049      1,534,632       806,298   2,128,904   1,561,671     1,112,387    562,912
 Intersegment                        184,803        121,389       234,898      52,898      92,852       178,211    360,712
                                   ---------      ---------     ---------   ---------   ---------     ---------    -------
      Total                        1,385,852      1,656,021     1,041,196   2,181,802   1,654,523     1,290,598    923,624
                                   =========      =========     =========   =========   =========     =========    =======
Revenue -- Gross Trading Profit       52,804         80,269        42,915      43,013      81,314        30,221     33,284
                                   ---------      ---------     ---------   ---------   ---------     ---------    -------
Operating Income (Loss)               20,554          2,309         9,488      22,832      18,156         3,618      7,187
                                   ---------      ---------     ---------   ---------   ---------     ---------    -------
Net Income (Loss)                     12,056         (3,360)       (3,068)     20,090       6,859         3,415      3,353
                                   ---------      ---------     ---------   ---------   ---------     ---------    -------

                                              OTHER
                                             OVERSEAS   CORPORATE AND   CONSOLIDATED
                                   EUROPE     AREAS     ELIMINATIONS       TOTAL
                                   -------   --------   -------------   ------------
                                                   (Millions of Yen)
Total Trading Transactions:
 External customers                258,638   410,360         36,915      9,613,766
 Intersegment                      149,449   555,649     (1,930,861)            --
                                   -------   -------     ----------      ---------
      Total                        408,087   966,009     (1,893,946)     9,613,766
                                   =======   =======     ==========      =========
Revenue -- Gross Trading Profit     16,068    16,713         20,077        416,678
                                   -------   -------     ----------      ---------
Operating Income (Loss)              2,695    (2,090)        (9,282)        75,467
                                   -------   -------     ----------      ---------
Net Income (Loss)                    1,576     4,469         (8,600)        36,790
                                   -------   -------     ----------      ---------

Nine-month period ended December 31, 2001 (from April 1, 2001 to December 31,
2001)

                                    METAL        MACHINERY                             CONSUMER     DOMESTIC
                                   PRODUCTS    ELECTRONICS &                           PRODUCTS     BRANCHES
                                  & MINERALS    INFORMATION    CHEMICAL    ENERGY     & SERVICES   AND OFFICES   AMERICAS   EUROPE
                                  ----------   -------------   --------   ---------   ----------   -----------   --------   -------
                                                                           (Millions of Yen)
Total Trading Transactions:
 External customers               1,132,929      1,711,028     761,842    1,795,006   1,464,195     1,234,212    530,281    313,918
 Intersegment                       216,535        125,219     211,942       68,997     108,605       215,815    383,218    133,784
                                  ---------      ---------     -------    ---------   ---------     ---------    -------    -------
      Total                       1,349,464      1,836,247     973,784    1,864,003   1,572,800     1,450,027    913,499    447,702
                                  =========      =========     =======    =========   =========     =========    =======    =======
Revenue -- Gross Trading Profit      53,697         81,742      40,081       39,474      76,830        35,787     33,866     14,471
                                  ---------      ---------     -------    ---------   ---------     ---------    -------    -------
Operating Income (Loss)              16,771          7,421       8,764       15,619       1,546         6,702      8,095      2,827
                                  ---------      ---------     -------    ---------   ---------     ---------    -------    -------
Net Income (Loss)                     9,309          7,156        (564)      23,753       1,302         4,463      4,570      2,112
                                  ---------      ---------     -------    ---------   ---------     ---------    -------    -------
Total Assets at December 31,
 2001                               890,858      1,406,604     508,101      418,187     911,011       595,189    370,129    192,721
                                  =========      =========     =======    =========   =========     =========    =======    =======

                                    OTHER
                                  OVERSEAS    CORPORATE AND   CONSOLIDATED
                                    AREAS     ELIMINATIONS       TOTAL
                                  ---------   -------------   ------------
                                            (Millions of Yen)
Total Trading Transactions:
 External customers                 426,478        26,686      9,396,575
 Intersegment                       623,954    (2,088,069)            --
                                  ---------    ----------      ---------
      Total                       1,050,432    (2,061,383)     9,396,575
                                  =========    ==========      =========
Revenue -- Gross Trading Profit      15,132        14,707        405,787
                                  ---------    ----------      ---------
Operating Income (Loss)              (3,737)          199         64,207
                                  ---------    ----------      ---------
Net Income (Loss)                     3,302       (16,800)        38,603
                                  ---------    ----------      ---------
Total Assets at December 31,
 2001                               223,127     1,069,455      6,585,382
                                  =========    ==========      =========

Notes: 1. Based on the change in new management organization, including the introduction of an Operating Group System from April 2002, "Electronics & Information" is combined with "Machinery," further "Transportation Logistics", which was included in "Consumer Products & Services" before, is included in "Corporate and Eliminations" from the three-month period ended December 31, 2002. The operating segment information for the nine-month period ended December 31, 2001 has been restated to conform to the presentation for the nine-month period ended December 31, 2002. "Electronics & Information" included in "Machinery, Electronics & Information" for the three-month period and nine-month period ended December 31, 2002 as follows:

                                                              THREE-MONTH PERIOD    THREE-MONTH PERIOD
                                                              ENDED DEC. 31, 2002   ENDED DEC. 31, 2002
                                                              -------------------   -------------------
Total Trading Transactions                                           98,222               312,116
Revenue -- Gross Trading Profit                                      10,037                31,561
Operating Income                                                        (16)                  765
Net Income                                                              701                 1,366
Total Assets                                                        238,070                    --



    2. Effective April 1, 2002, the companies adopted SFAS No. 144. The figures of "Consolidated Total" for the nine-month period ended December 31, 2001 have been reclassified to conform to the current period presentation. The reclassifications to "Loss from Discontinued Operations - Net (After Income Tax Effect)" are included in "Corporate and Eliminations."

    3. Operating Income (Loss) reflects the companies' a) Revenue -- Gross Trading Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

                                       -4-